Private Placement Insurance Products, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	91,717
Accounts receivable		79,643
CRD Deposit		2,000
Total assets	$	173,360

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	49,732
Total liabilities		49,732

Member's equity

Member's equity		123,628
Total member's equity		123,628
Total liabilities and member's equity	$	173,360

The accompanying notes are an integral part of these financial statements.